UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-15423

  NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:_______

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

BancTrust Financial Group, Inc.
Full name of registrant

N/A
Former name if applicable

100 St. Joseph Street
Address of principal executive office (Street and number)

Mobile, Alabama 36602
City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. This requirement is not applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

BancTrust Financial Group, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) by March 16, 2009 without unreasonable effort and expense, because the Company is still in discussions with its independent auditing firm over a change in accounting policy with respect to a Supplemental Executive Retirement Plan (the “SERP”) covering 7 of the Company’s current and retired executives. For this reason, the Company has not yet completed the preparation of its financial statements required to be included in the Form 10-K. Specifically, the Company’s independent audit firm has recommended that the Company record the immaterial expense and liability associated with the SERP, which was originally established in 1987. The Company has agreed to change its accounting policy with respect to the SERP and to record this expense and liability. The Company has not accrued expense amounts related to the SERP because they have been immaterial and not readily susceptible to reliable measurement, given the number of factors and variables involved. The Company is working to finalize its new policy and, with input from its audit firm, is currently analyzing the appropriate way to record the entry or entries necessary to account for the SERP. The Company is working with its actuary to determine the appropriate estimates and assumptions to use and to properly quantify the proposed entries.

The Company currently intends and expects to file its Form 10-K on or before the extended deadline set forth in Rule 12b-25 of March 31, 2009.

PART IV

OTHER INFORMATION

(3)	Name and telephone number of person to contact in regard to this notification

F. Michael Johnson	(251)	431-7800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported net income for the year ended December 31, 2007 of $6.186 million.  In its press release of February 16, 2009, the Company reported unaudited net income available to common shareholders for the year ended December 31, 2008 of $1.145 million.  As explained above, the Company is currently trying to finalize its revised accounting policy for the SERP and to quantify the entries to be made and therefore cannot precisely state the impact on results of 2008 operations; however, the Company currently estimates that there will be no impact on previously reported 2008 earnings, and, if there is any impact, we expect it to be immaterial.  We anticipate recording a decrease in shareholders’ equity of approximately $800 thousand.  We currently estimate the amount of the liability related to the SERP to be $1.15 million at December 31, 2008. We do not expect expense related to the SERP to be material in future years.

Forward Looking Statements

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning and subject to the protection of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the use of words such as “expect,” “may,” “could,” “intend,” “project,” “schedule,” “estimate,” “anticipate,” “should,” “will,” “plan,” “believe,” “continue,” “predict,” “contemplate” and similar expressions. Statements as to the anticipated amount and effect of accounting entries related to the SERP, which cannot be known until the final determination is made, are forward-looking. All forward-looking statements included in this Form 12b-25 are based on information presently available to BancTrust’s management and are subject to various risks and uncertainties, including, without limitation, risks that BancTrust’s current estimates may be inaccurate; that BancTrust or its independent audit firm may determine that a different accounting treatment than that presently contemplated is proper or more appropriate; that BancTrust’s current estimates are inaccurate; and the other risks described in BancTrust’s SEC reports and filings under “Cautionary Note Concerning Forward-Looking Statements,” “Risk Factors” or similar headings. You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. BancTrust has no obligation and does not undertake to publicly update, revise or correct any of its forward-looking statements after the date of this press release, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

BancTrust Financial Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2009

By:	/s/ F. Michael Johnson
Name: F. Michael Johnson Title: Executive Vice President, Secretary and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).